Sega Enterprises

82-3439

News Release

SEGA

SEGA CORPORATION

June 27, 2002

Appointed Board of Directors, Auditors, and Officers

SEGA CORPORATION is pleased to inform you that the board of directors and auditors of the Company were appointed at the 44th ordinary general annual meeting of shareholders ("Meeting") that took place today and, at the meeting of the board of Directors of the Company held today after the "Meeting," the titles and responsibilities of the directors were determined and the officers of the Company were appointed. The details are as follows:

Chairman and Director	Yoshiji Fukushima
President and Representative Director	Hideki Sato
COO and Representative Director	Tetsu Kayama
Representative Director and Senior Executive Officer	Akira Nagai
Directors	Hisashi Suzuki Masahiro Aozono Muneaki Masuda
Standing Auditors	Kazutada Ieda Iwao Nishi
Auditors	Kinsuke Miyazaki Yoshiyasu Gemma

CFO and Senior Executive Officer	Shunichi Nakamura
Executive Officers	Keiji Mori Masanao Maeda Yasuo Tazoe Hidekazu Yukawa Yu Suzuki (Promoted) Hisao Oguchi (Promoted) Yuji Naka (Promoted) Akira Sugano (Promoted)
Officers	Shoichi Yamazaki Takeshi Uehara Tokinori Kaneyasu Toshiya Tabata Ryoichi Shiratsuchi Hiroshi Yagi (Newly Appointed) Toshihiro Nagoshi (Newly Appointed) Masahiro Nakagawa (Newly Appointed) Hideaki Morishita (Newly Appointed)

If you have any question on this news release, please contact to Shoichi Yamazaki, Officer of the Company.

Tel: +81-5736-7111

June 27, 2002

SEGA CORPORATION
2-12, Haneda 1-chome
Ohta-ku, Tokyo 144-8531
Hideki Sato,
President

Notice of Resolutions of the 44th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the items below were reported and resolved at the 44th Ordinary General Meeting of Shareholders (the "Meeting").

Matters reported:

Report on the balance sheet as of March 31, 2002, and the business report and the income statement for the 44th business term (April 1, 2001 to March 31, 2002)
The Company reported the content of the above financial statements at the Meeting.

Matters resolved:

First Item: Approval of the plan for disposal of losses for the 44th business term
This matter was approved as proposed, and the Company decided to forgo the payment of dividends.

Second Item: Changes to the articles of incorporation
This matter was approved as proposed.

Third Item: Election of 7 Directors
Yoshiji Fukushima, Hideki Sato, Tetsu Kayama, Akira Nagai, Hisashi Suzuki, Masahiro Aozono, and Muneaki Masuda were reelected.

Fourth Item: Introduction of New Stock Option Plan
This matter was approved as proposed.

End